15025997

SEC
Mail Processing
Section

MAR 02 2015

Washington [illegible]
40[illegible]

AS 4/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2011
Estimated average burden hours per response. . .12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-BD-13464

8-13464

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING AND ENDING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Nuveen Securities, LLC

[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 West Wacker Drive
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

John P. Amboian — (312) 917-7795
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

Name — *if individual, state last, first, middle name)*

303 East Wacker Drive	Chicago,	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possession.

FOR OFFICIAL USE ONLY

- ***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

AB 4/13

OATH OR AFFIRMATION

I, John P. Amboian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Nuveen Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
LESLIE A. MOULTON
Notary Public - State of Illinois
My Commission Expires 08/01/2016

Signature

Chief Executive Officer
Title

Notary Public

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
Nuveen Securities, LLC:

We have audited the accompanying statement of financial condition of Nuveen Securities, LLC (the Company) as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nuveen Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Chicago, Illinois
February 27, 2015

NUVEEN SECURITIES, LLC
Statement of Financial Condition
December 31, 2014
(in thousands, except units data)

ASSETS

Cash and cash equivalents	S	32,216
Cash segregated in compliance with federal and other regulations		1,000
Receivables due from brokers and dealers		51
Deposits with and receivables due from clearing organizations		12,132
Securities owned		64
Receivables due from affiliates		18,911
Other assets:		
Distribution fees and underwriting revenue receivable		8,106
Advanced commissions		5,020
Deposits with other organizations		1,500
Other		12
Other assets		14,638
	S	79,012

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Securities sold not yet purchased, at market value		159
Sales commissions, distribution fees, and other payables		13,280
Due to affiliates		9,123
Deferred tax liability, net		1,887
Accrued expenses and other liabilities		255
Total liabilities		24,704
Member's equity:		
Units, S5 par value/unit, 20,000 units authorized, 2,200 units issued and outstanding		11
Additional paid-in capital		10,608
Retained earnings		43,689
Total member's equity		54,308
	S	79,012

See accompanying notes to financial statements.

NUVEEN SECURITIES, LLC
Statement of Income
For the Year Ended December 31, 2014
(in thousands)

Revenues:		
Underwriting and distribution revenue	$	15,815
Interest and dividends		3
Service fee revenue		132,194
Other		181
Total revenues		148,193
Expenses:		
Compensation and benefits		59,062
Severance		763
Advertising and promotional costs		4,047
Distribution expense		53,465
Occupancy and equipment costs		6,058
Travel and entertainment		5,270
Outside and professional services		4,885
Other		7,418
Total expenses		140,968
Pre-tax income		7,225
Income tax expense/(benefit):		
Current taxes		2,462
Deferred taxes		900
Net income tax expense		3,362
Net income	$	3,863

See accompanying notes to financial statements.

NUVEEN SECURITIES, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2014
(in thousands)

	Units	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2013	$ 11	$ 10,608	$ 39,826	$ 50,445
Net income	-	-	3,863	3,863
Balance at December 31, 2014	$ 11	$ 10,608	$ 43,689	$ 54,308

See accompanying notes to financial statements.

NUVEEN SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2014
(in thousands)

Cash flows used in operating activities:		
Net income	$	3,863
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred income tax benefit, net		900
Net (increase)/decrease in assets:		
Receivables due from brokers and dealers		12
Deposits with and receivables due from clearing organizations		(3,420)
Receivables due from affiliates		(9,584)
Distribution fees and underwriting revenue receivable		(775)
Advanced commissions		(2,266)
Other assets		32
Net increase/(decrease) in liabilities:		
Due to customers		(7)
Due to brokers and dealers		(6)
Securities sold not yet purchased, at market value		(85)
Sales commissions, distribution fees, and other payables		3,969
Due to affiliates		2,176
Accrued expenses and other liabilities		(67)
Cash flows used in operating activities		(5,258)
Cash and cash equivalents:		
Beginning of year		37,474
End of year	$	32,216

Supplemental Cash Flow Information

Interest paid in 2014 totaled approximately $8.

See accompanying notes to financial statements.

NUVEEN SECURITIES, LLC

Notes to Financial Statements

December 31, 2014

(1) Summary of Significant Accounting Policies

General Information and Basis of Presentation

These financial statements reflect the accounts of Nuveen Securities, LLC (the "Company"). The Company is a wholly owned subsidiary of Nuveen Investments, Inc. ("Nuveen Investments" or the "Parent"). On October 1, 2014, Teachers Insurance and Annuity Association of America ("TIAA"), through its indirect wholly owned subsidiary, TIAA Asset Management Finance Company, LLC, acquired Nuveen Investments from Windy City Investments Holdings, L.L.C., an entity controlled by an investor group led by Madison Dearborn Partners, LLC, a private equity investment firm. TIAA intends to continue to operate Nuveen Investments as a separate subsidiary within TIAA's asset management business, retaining Nuveen Investments' multi-boutique business model, through which Nuveen Investments supports its seven separately-branded investment management affiliates with scaled distribution, marketing and administrative services.

The Company is a Securities and Exchange Commission ("SEC") registered broker/dealer under the Securities Exchange Act of 1934, and provides investment product distribution and related services for managed funds. In the normal course of business and as part of its clearing function for an affiliate, the Company purchases municipal bonds, and, from time to time, U.S. government obligations. The Company is a full clearing broker and clears trades for municipal bonds, closed-end funds, mutual funds and U.S. Government obligations through both the Depository Trust & Clearing Corporation (the "DTCC"), as well through the DTCC's subsidiary, the National Securities Clearing Corporation (the "NSCC").

The Company is subject to the regulatory rules of the SEC, the Financial Industry Regulatory Authority ("FINRA"), and the Municipal Securities Rulemaking Board. FINRA is the Company's self-regulatory organization.

Use of Estimates

These financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). The Financial Accounting Standards Board ("FASB") Accounting Standards Codification™ (the "Codification" or "ASC" or "Topic") is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, investment instruments with original maturities of three months or less and other highly liquid investments including commercial paper, which are readily convertible to cash.

(1) Summary of Significant Accounting Policies (continued)

The Company maintains cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's ("FDIC") insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

Cash Segregated in Compliance with Federal and Other Regulations

Cash Segregated in Compliance with Federal and Other Regulations of $1.0 million at December 31, 2014 represents cash segregated in a special reserve account for the benefit of customers under SEC Rule 15c3-3.

Securities Transactions

Securities transactions entered into by the Company are recorded on a settlement date basis, which is generally three business days after the trade date. Securities owned (trading accounts) are valued at market value and realized and unrealized gains and losses are reflected in other revenue. Profits and losses are accrued on unsettled securities transactions based on trade dates and, to the extent determinable, on underwriting commitments, purchase and sales commitments of when-issued securities, and delayed delivery contracts. The difference between trade date accounting and settlement date accounting is not material.

At December 31, 2014, the Company's inventory of securities owned did not contain any significant concentrations of credit risk relating to either individual issues or to issuers (or groups of issuers) located in any state or region of the country.

Deposits

Included on the Company's December 31, 2014 Statement of Financial Condition are various deposits with clearing corporations and transfer agents.

Advanced Commissions

Advanced commissions consist of commissions advanced by the Company on sales of certain mutual fund shares. Such commissions are capitalized and amortized monthly into expense over 12 months.

Underwriting and Distribution Revenue

The Company earns revenue upon the sale, or distribution of, mutual funds and upon the public offering of new closed-end exchange-traded funds. Distribution revenue is allowed by SEC Rule 12b-1, which provides for a service fee to compensate securities dealers for providing continuing financial advice and other services to investors, and is based on a percentage of assets under management. Contingent deferred sales charges are recognized as revenue upon receipt. Underwriting revenue is earned based on the Company's participation in syndicates or selling groups for new closed-end funds.

(1) Summary of Significant Accounting Policies (continued)

Distribution Expense

Distribution expense represents commissions paid to third party distribution firms for sales of the Company's mutual funds and includes the amortization of advanced commissions.

Service Fee Revenue

During 2014, the Company was compensated for services provided to the Company's affiliate, Nuveen Fund Advisors, LLC, in connection with the development and distribution of closed and open end funds and the clearing of municipal bonds trades for separately managed accounts for the Company's affiliate, Nuveen Asset Management, LLC. The Company was compensated on a cost plus basis in the amount of 5% of the cost of services, after deducting for any externally generated revenues related to these activities. Service fee revenue is also recorded through "Receivables due from affiliates."

Income Taxes

Beginning with the tax period ended December 31, 2014, taxable income of the Company is included in the consolidated federal income tax return of TIAA Board of Overseers. Federal income taxes are computed on a separate return basis. With the exception of separate company filing states, where the separate return approach is employed, state income taxes are computed on income taxable under applicable tax laws using the tax rate of the consolidated group in each state. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are applicable to periods in which the differences are expected to affect taxable income. Valuation allowances may be established, when necessary, to reduce deferred tax assets to amounts determined "more-likely-than-not" realizable. At December 31, 2014, the Company had a $0.1 million valuation allowance, net of federal tax benefit, related to state and local net operating loss carryforwards due to the uncertainty that the deferred tax assets will be realized. At December 31, 2014, total deferred tax assets, after tax valuation allowances, were $0.1 million. In assessing the likelihood of realization of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. Based on projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of existing valuation allowances at December 31, 2014. The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carryforward period are reduced.

The Company does not have any unrecognized tax benefits as of December 31, 2014, as defined under FASB ASC 740, "Income Taxes," which provides guidance on the measurement, recognition, and disclosure of tax positions taken or expected to be taken in a tax return. In addition, the Company does not anticipate significant adjustments to the total amount of unrecognized tax benefits within the next twelve months. The Company classifies any tax penalties as "other operating expenses," and any interest as "interest expense." The Company's income tax returns are subject to examination by federal, state, and local taxing authorities. The federal returns for 2010 through 2013 remain open under the statute of limitations. The years open to examination by state and local government authorities vary by jurisdiction,

(1) Summary of Significant Accounting Policies (continued)

but the Company's tax years that remain open for state and local examination range from 2007 through 2013.

Advertising and Promotional Costs

Advertising and promotional costs include amounts related to the marketing and distribution of specific products offered by the Company as well as expenses associated with promoting the Company's brand and image. The Company's policy is to expense such costs as incurred.

Expenses

Certain corporate operating expenses, defined by an expense-sharing agreement between the Parent and the Company, are paid by the Parent on behalf of the Company and are recorded on the Company's statement of income. For the year ended December 31, 2014, total allocated expenses were approximately $121.5 million. The Company records such shared expenses through "Due to affiliates."

Other Revenue

Other revenue consists primarily of marketing support fees earned by the Company as a portfolio consultant to an unrelated company. Other revenue also includes various fees earned in connection with services provided on behalf of our defined portfolio assets under surveillance.

Other Expense

Included in other expense are fund start-up costs, other employee related expenses, and software and related expenses.

(2) Fair Value Measurements

FASB ASC 820-10 establishes a fair value hierarchy that prioritizes information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data (for example, the reporting entity's own data). FASB ASC 820-10 requires that fair value measurements be separately disclosed by level within the fair value hierarchy in order to distinguish between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). Specifically:

- Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

(2) Fair Value Measurements (continued)

- Level 2 - inputs to the valuation methodology other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable market data (market-corroborated inputs).
- Level 3 - inputs to the valuation methodology that are unobservable inputs for the asset or liability – that is, inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk) developed based on the best information available in the circumstances.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following table presents information about the Company's fair value measurements at December 31, 2014 (in 000s):

		Fair Value Measurements at December 31, 2014 Using		
Description	**December 31, 2014**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Assets				
Securities owned	$ 64	-	-	$ 64
Liabilities				
Securities sold not yet purchased	$ 159	-	$159	-

Securities Owned

"Securities owned" by the Company at December 31, 2014 represents a required investment in the Depository Trust Clearing Corporation ("DTCC") and is considered to be a Level 3 investment, as there are no quoted market prices for DTCC stock; the fair value of the DTCC stock is based upon valuation information obtained directly from DTCC.

Securities Sold Not Yet Purchased

The market values for the $159 of securities sold not yet purchased are classified as Level 2, as the valuation is based on significant other observable inputs.

(2) Fair Value Measurements (continued)

Methods for Determining Fair Value

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risk existing at each balance sheet date. For the majority of financial instruments, standard market conventions and techniques are used to determine fair value.

Cash and cash equivalents, distribution fees and underwriting revenue receivable, receivables due from brokers and dealers, deposits with and receivables due from clearing organizations, and other assets and receivables are financial assets with carrying values that approximate fair value because of the short maturity of those instruments. Investment valuation is described in preceding paragraphs. Due to affiliates, due to customers, and other payables are financial liabilities with carrying values that also approximate fair value because of the short maturity of those instruments.

A comparison of the December 31, 2014 fair values and carrying amounts of these instruments is as follows:

	(in 000s)	
	Carrying Amount	**Fair Value**
Assets:		
Cash and cash equivalents	$32,216	$32,216
Cash segregated in compliance with federal and other regulations	1,000	1,000
Receivables due from brokers and dealers	51	51
Deposits with and receivables due from clearing organizations	12,132	12,132
Securities owned	64	64
Receivables due from affiliates	18,911	18,911
Distribution fees and underwriting revenue receivable	8,106	8,106
Advanced commissions	5,020	5,020
Deposits with other organizations	1,500	1,500
Liabilities:		
Securities sold not yet purchased	159	159
Sales commissions, distribution fees, and other payables	13,280	13,280
Due to affiliates	9,123	9,123
Accrued expenses and other liabilities	255	255

(3) Income Taxes

The provision for income taxes on earnings for the year ended December 31, 2014 is (in 000s):

Current Tax Expense/(Benefit):	
Federal	$2,292
State	170
Total current tax expense	$2,462
Deferred Tax Expense/(Benefit):	
Federal	$736
State	164
Total deferred tax benefit	900
Total provision for income taxes:	$ 3,362

The Company has elected to be taxed as a C-corporation. Income tax expense is different from that which would be computed by applying the statutory federal income tax rate of 35% to income before taxes. The principal reasons for these differences are as follows:

Federal statutory rate applied to income before taxes	35.00 %
State and local taxes, net of federal income tax benefit	3.01
State and local tax valuation allowance reduction, net of federal benefit	(0.04)
Nondeductible expenses	6.41
Other	2.16
Effective tax rate	46.54 %

The tax effect of significant items which give rise to deferred tax assets and liabilities recorded on the Company's statement of financial condition at December 31, 2014 are shown in the following table (in 000s):

Gross deferred tax assets:	
State net operating loss carryforwards	$190
State valuation allowance	(130)
Deferred tax assets, net of valuation allowance	60
Gross deferred tax liabilities:	
Deferred commissions and offering costs	1,947
Gross deferred tax liabilities	1,947
Net deferred tax liability	$ 1,887

(3) Income Taxes (continued)

At December 31, 2014, the Company had state and local tax loss carryforwards of $0.2 million that will expire between 2015 and 2034. For financial reporting purposes, a valuation allowance of $0.1 million has been established against the deferred tax assets related to certain state tax loss carryforwards due to the uncertainty that the assets will be realized. The Company reduced this valuation allowance by $0.7 million during 2014.

No federal or state income taxes were paid directly by the Company during 2014. The Company recorded $2.3 million and $0.2 million for federal and state taxes, respectively, through due to affiliates (the Parent) for its share of the consolidated group's taxes.

(4) Commitments and Contingencies

Total allocated rent expense for office space and equipment was $2.0 million for the year ended December 31, 2014. There are no minimum rental commitments for office space and equipment, nor estimated escalation for insurance, taxes, and maintenance for any future years. The lease for the Company's headquarters is held in the name of the Parent and is therefore not included as an obligation of the Company.

From time to time, the Company is named as a defendant in certain legal actions having arisen in the ordinary course of business, including employment related litigation. In the opinion of management, based on current knowledge and after discussions with legal counsel, the outcome of such litigation will not have a material adverse effect on the Company's financial condition, results of operation or liquidity.

(5) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Rule 15c3-1, the "Uniform Net Capital Rule," which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as these terms are defined, shall not exceed 15 to 1. At December 31, 2014, the Company's net capital ratio was 1.10 to 1 and its net capital was approximately $20.6 million, which is $19.1 million in excess of the required net capital of $1.5 million.

(6) Subsequent Events

The Company has evaluated subsequent events under the provisions of FASB Topic 855-10 and has determined that, through February 27, 2015, the date that these December 31, 2014 financial statements have been made available, there were no events occurring subsequent to December 31, 2014 fitting the criteria of FASB Topic 855-10 that needed to be reflected on the Company's statement of financial condition as of December 31, 2014 or results of operations for the year then ended.

NUVEEN SECURITIES, LLC
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2014
(in thousands)

Aggregate indebtedness:		
Sales commissions, distribution fees, and other payables	$	13,280
Accrued expenses and other liabilities		9,378
less: adjustment based on deposits in a special reserve account		(7)
Total aggregate indebtedness	$	22,651
Net capital	$	20,635
Minimum net capital requirement		
(6 2/3% aggregate indebtedness)		1,510
Net capital in excess of requirement	$	19,125
Ratio of aggregate indebtedness to net capital		1.10 to 1
Total member's equity	$	54,308
Deduct:		
Non-allowable assets:		
Securities owned, not readily marketable	$	64
Receivable from affiliates		18,911
Other		14,638
Total non-allowable assets		33,613
Other deductions		60
Total deductions		33,673
Net Capital	$	20,635

A reconciliation is not necessary pursuant to SEC Rule 17a-5(d)(4) as no differences exist between the schedule above and the amended FOCUS report filed on February 24, 2015.

See accompanying report of independent registered public accounting firm.

NUVEEN SECURITIES, LLC
Computation for Determination of Reserve Requirement Under SEC Rule 15c3-3
December 31, 2014
(in thousands)

Credit balances:	
Free credit balances and other credit balances in customer's security accounts	$ 7
Market value of short securities and credits in all suspense accounts over 30 calendar days	-
Total credit balances	7
Debit balances:	
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection	-
Reserve computation reserve requirement	$ 7
Amount held on deposit in special reserve bank account held for the benefit of customers under SEC Rule 15c3-3	$ 1,000

A reconciliation is not necessary pursuant to SEC Rule 17a-5(d)(4) as no differences exist between the schedule above and the amended FOCUS report filed on February 24, 2015.

See accompanying report of independent registered public accounting firm.

NUVEEN SECURITIES, LLC
Information for Possession or Control Requirements Under Rule 15c3-3
December 31, 2014
(in thousands)

	Market Value	Number of Items
Customers' fully paid securities not in the Company's possession or control as of December 31, 2014 for which instructions to reduce to possession or control had been issued as of December 31, 2014 but for which the required action was not taken within the time frames specified under Rule 15c3-3	None	None
Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of December 31, 2014 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None	None

See accompanying report of independent public accounting firm.